SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: J.P.Morgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from the Los Angeles Times, available at https://www.latimes.com/california/story/2021-05-01/ppp-loans-coronavirus-pandemic-businesses-trump.]

[This reference is to an article in Bloomberg, available at https://www.bloomberg.com/news/articles/2021-04-27/google-pressured-on-racial-equity-audit-after-ai-ethics-collapse?sref=cdlcj118]